October 17, 2019

VIA EDGAR

Christine Westbrook

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	The Dow Chemical Company
Registration Statement on Form S-4 (File No. 333-234108)

Dear Ms. Westbrook:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Dow Chemical Company (the “Company”) respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-234108) (as amended, the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 3:30 p.m., New York City time on October 18, 2019 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Richard Alsop of Shearman & Sterling LLP at (212) 848-7333.

Very truly yours,

The Dow Chemical Company

By:	/s/ Amy E. Wilson
	Name:	Amy E. Wilson
	Title:	General Counsel and Corporate Secretary